Asante Capital Group Advisors LLC

Statement of Financial Condition

March 31, 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __04/01/16__ AND ENDING __03/31/17__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASANTE CAPITAL GROUP ADVISORS LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

25 OLD BURLINGTON STREET
                 (No. and Street)

LONDON   UNITED KINGDOM   W1S 3AN
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR WARREN THIRKELL HIBBERT +44 203 696 4700
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
            (Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS NEW YORK, NY 10036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _MR WARREN THIRKELL HIBBERT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ASANTE CAPITAL GROUP ADVISORS LLC_____, as of _MARCH, 31_____, 20_17_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

SUBSCRIBED AND SWORN AT
LONDON, ENGLAND ON 22' MAY 2017
BEFORE ME:

CHIEF COMPLIANCE OFFICER
Title



Notary Public _— DAVID NOEL LLOYD FAWCETT_



D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Report of Independent Registered Public Accounting Firm

To the Managers
Asante Capital Group Advisors LLC

We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the Company) as of March 31, 2017, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Asante Capital Group Advisors LLC as of March 31, 2017, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
May 15, 2017

Asante Capital Group Advisors LLC

Statement of Financial Condition
March 31, 2017
(amounts expressed in U.S. dollars)

ASSETS

Cash	$	907,641
Prepaid taxes		117,627
Prepaid expenses		6,854
Other assets		25,714
Fixed assets (net of accumulated depreciation of $8,734)		13,143
Total assets		**$ 1,070,979**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliate	$	358,832
Compensation payable		180,000
Deferred income		56,699
Accrued expenses and other liabilities		72,930
Total liabilities		668,461
Commitments		
Member's Equity		402,518
Total liabilities and member's equity		**$ 1,070,979**

See Notes to Statement of Financial Condition.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 1.   Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), a Delaware limited liability company, was formed in June 2010 and is an indirect wholly owned subsidiary of Asante Capital Group LLP. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Foreign Currency: The financial statements are presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the accounts on the statement of operations are translated at average rates of exchange for the year.

Use of Estimates: The preparation of the financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a placement fee for raising capital for private equity firms and investment managers. Private placement fees are recorded at the time the revenue is earned.

Concentration: For the year ended March 31, 2017, approximately 62.33% of the Company's gross revenue came from transactions with one major customer.

Cash: Cash represents bank demand deposits, held at one financial institution, which may exceed federally insured limits during the year. However, the Company does not believe that this results in any significant credit risk.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortized under the straight line method. Fixed assets are depreciated over their useful lives.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company is a single-member limited liability company and had elected to be taxed as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting*

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Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2017, management has determined that there are no uncertain tax positions. The last three financial years are open to tax examinations by U.S. federal, state and local tax authorities.

Note 2.   Related Party Transactions

The Company entered into an expense allocation agreement ("Agreement") with Asante Capital Group LLP. There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that group. As at March 31, 2017 the Company had a net payable of $358,832 due to Asante Capital Group LLP, which is shown under due to affiliate on the statement of financial condition.

Note 3.   Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The Plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5.   Income Taxes

As described in Note 1, the Company has elected to be taxed as a "C Corp" for federal income tax purposes. As a result, the Company's tax provision comprised of a marginal tax rate of 15% for federal taxes and an effective tax rate of 15%.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 5.   Income Taxes (Continued)

Deferred taxes consists of the following components as of March 31, 2017 and is included under accrued expenses and other liabilities on the statement of financial condition:

Liability
  Depreciation $3,115

Note 6.   Commitments

Leases: On November 2015, the Company executed an operating lease for office space in New York, New York on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least sixty (60) days before the date that the terminating party wishes to end the agreement. For the year ended March 31, 2017, the total rent expense was approximately $108,128, which is included under occupancy on the statement of operations.

Note 7.   Fixed Assets

Fixed assets, at cost consist of the following:

Asset Class	Cost	Estimated useful life
Computers and office equipment	$19,074	3 years
Furniture	$2,803	3 years
	$21,877	
Less accumulated depreciation	$8,734	
	$13,143	

Note 8.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2017, the Company had net capital of $239,180, which was $194,616 in excess of its required net capital of $44,564. The Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through to the date these financial statements were available to be issued.

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